Entrepreneur

Name: Yannis Moati
UUID: 63842712
Background: 15 years in travel industry as a Travel guide, Travel agent, and Tour operator. Introduced day-stays in US. Single handedly ran HotelsByDay for 4 years, achieving 100% YOY growth and reaching profitability at yr 2.
Location: New York

Social Connections

Facebook:
Twitter:
LinkedIn: http://www.linkedin.com/in/yannismoati/

Pitch Story

Title of your pitch: A Room To Recharge
Short introduction of your pitch: Hotel booking platform for hourly rooms
Your pitch story: Ever landed early in the morning and had to wait till 3pm to check-in at a hotel? Leading you to feel groggy all day and wasted your day away? as a Travel Agent, my customers wanted to check-in early and be efficient with their time. Faced with the friction of not being able to offer day rooms to my guests while hotels are sitting on an average of 40% of their inventory idle anytime between 10am and 4pm, I knew I had to quit my job and tackle this problem.
Which category does your pitch belong to: New Technology

Target Market

Target market: Starting with anyone needing to check-in early in a hotel, avoiding the needlessly wait till 3pm. Or inversely, anyone that wants to check-out later than 11am, as they have a flight past 7pm and wish to leverage the last few hours of their trip. Additionally, someone with a long layover at an airport may need a room for the day, to shower and relax between 2 long flights. Moreover, anyone that wants a bit of peace and quiet, a refuge for being humans for the day, our rooms are priced at an average discount of 50% from night stays and offer a place of refuge for the whole day. Oh! and did I mention that meeting your significant other in a hotel room during the day spices up your relationship?

Production plan

Production location: United States
Production plan: Our service was launched in 2015 with just 12 hotels. We now have over 900 properties, surpassed 100k bookings as of spring 2019, and are on track in clocking an extra 30% in sales year over year in 2019. We're now raising to consolidate our growth.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. 2 - A lack of funding to scale our business may be detrimental to progress. We are relying on investments to scale our company to greater profitability. 3 - Antiquated hospitality technology makes it very difficult for us to integrate or persuade businesses to use our technology. 4 - Competition with other larger travel companies could limit our expansion. Expedia is an example of a competitor. 5 - In an economic recession, people tend to spend less money on luxuries, including hotels. In the case of an economic recession, this could cause a downward trajectory to our revenues. 6 - We could be subject to a breach of our technology which would result in a loss of privacy for our customers.
Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Founder & CEO Yannis Moati personally invested $30,000 into the company (equity, not loan).

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Support a team bent on improving hospitality, fostering a culture of creativity, transparency. Together, we'll build a great startup!

Spending Plan

Number of current employees including yourself: 11

Percentage of your raise will pay salaries: 0%

Spending plan: 50% will be assigned towards upgrading our tech platform: boost the back-office, create native apps, build an API to connect to suppliers; The other 40% will be marked for marketing. Lastly, approximately 10% to cover funding & processing fees

Spending plan of extra investment: Marketing and technology are the 2 pistons of our engine 90% of any extra investment will be assigned towards any (or both) of the 2 fields; there will also be a 10% spend to cover funding & processing fees.

Return Details

Return type: ownership

Raising target: $110,000

Raising cap: $400,000

Percentage ownership you plan to offer: 2.0%

When do you plan to sell or IPO your business: 2025

Existing share: No

When can bidders expect the return: December, 2025

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Hospitality Innovated, LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: New York

Company form date: 07-07-2014

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.hotelsbyday.com/en

Company address

Street: 545 Fifth Avenue

City: New York

State: New York

ZIP code: 10017

Financial status

Average sales price: $13.5

Average cost per unit: $3.5

Yearly sales at the end of last year: $383,896

1st year target sales after raised date: $800,000

Existing investment from the founders: $30,000

Existing investment from other investors: $205,292

Owners, Officers, Directors

Name: Yannis Moati

Title: CEO

Grant Date: 07-07-2014

Has ownership: Yes

Ownership: 33.2%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/yannismoati/

Name: Tony Cheung

Title: Project Manager

Grant Date: 10-01-2014

Has ownership: Yes

Ownership: 4%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/tony-cheung-21a8892/

Name: Eddy Kaljic

Title: Sales Director

Grant Date: 05-01-2016

Has ownership: Yes

Ownership: 2%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/eddy-kaljic-76451298/

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: $681,000 was raised in straight equity deal at a valuation of $3.6M post money.   an extra $102,051 was raised on SAFE convertible notes, at caps of $5.5M.   No voting shares allocated to any shares besides the voting shares of the 3 members of the board of directors.

Yearly sales at the end of the year before: $316,574

The cost of sales at the end of last year: $28,270

The cost of sales at the end of the year before: $36,130

Business expenses at the end of last year: $317,766

Business expenses at the end of the year before: $287,914

Short-term debt at the end of last year (due within 12 months): $7,630

Short-term debt at the end of the year before (due within 12 months): $2,686

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: Yes

Offer date, stock type, amount sold, use of money, type of exemptions: $102,051 in SAFE convertible notes, under a Reg CF offering that closed in November 2018. Use of proceeds for tech & team consolidations

Assets last year: $98,375

Assets the year before: $246,210

Cash last year: $64,847

Cash the year before: $9,474

Owed last year: $25,278

Owed the year before: $73,253

Taxes last year: $0

Taxes the year before: $0

Profit last year: $37,860

Profit year before: -$7,470

Financial situation: business is profitable since year 2 and growing organically; the company does not currently have alternate sources of funding in place, and will continue to move forward regardless of the outcome of this Reg CF offering.

Has financial statements: Yes

Last Edited: 2019-10-15 11:57:05

Desired launch period: immediately

CCC code: r@bc9dzo

CIK code: 0001740117

Links

Website: www.hotelsbyday.com/en

On BoldTV: www.youtube.com/watch?v=bPK2XfJviy0&t=203s

Past crowdfunding: wefunder.com/hotelsbyday